

NEWS RELEASE
NASDAQ: ELBM
TSX.V: ELBM

Electra Appoints Experienced Finance Executive as CFO

Toronto, Ontario – (June 8, 2022) – **Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM)** ("Electra") today announced the appointment of Craig Cunningham, a finance executive with 17 years of experience as Chief Financial Officer effective today.

"Craig is a welcome addition to the Electra senior leadership team, bringing executive level leadership and more than 17 years of accounting, finance, operational, and capital markets experience," said Trent Mell, CEO of Electra Battery Materials. "We look forward to his many contributions as we execute on our strategy of becoming North America's first integrated battery materials park."

Prior to joining Electra, Mr. Cunningham was Vice President and Regional Financial Officer at Kinross Gold where he oversaw finance, information technology, supply chain and logistics, and administration functions in Russia. Mr. Cunningham was responsible for accounting, budgeting, and procurement for key development projects as well as the integration of significant acquisitions. Mr. Cunningham held a series of progressively responsible roles while at Kinross beginning in 2010, including responsibility for projects designed to improve operational performance, maximize cash flow, and optimize working capital. Previously, Mr. Cunningham served in controller, risk management, and audit roles at Kik Custom Products, Loblaw Companies, and PricewaterhouseCoopers.

"The adoption of electric vehicles will have a profound impact in tackling climate change and reducing carbon emissions globally," said Mr. Cunningham. "I am excited to be joining Electra, a company at the forefront of developing a secure and low-carbon supply chain of battery materials for the EV industry in North America, and where I can best utilize my strategic, entrepreneurial, and business skills and experience."

Mr. Cunningham is a Chartered Professional Accountant and a graduate of the Ivey Business School, Western University (Executive Master of Business Administration) and the Goodman School of Business, Brock University (Bachelor of Accounting, Honours).

In accordance with the Company's long term incentive plan, Electra has granted Mr. Cunningham incentive stock options to purchase an aggregate of 40,000 common shares of Electra exercisable at the previous day's closing price of $4.90 for a period of five years. The stock options will vest in three equal tranches on the first, second and third anniversary of the grant date. Long-term incentive grants are a key retention and incentive tool for key employees and new hires and remain subject to the approval of the TSX Venture Exchange.

About Electra Battery Materials

Electra's core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. Electra is specifically focused on creating the first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers. Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA.

On behalf of Electra Battery Materials Corporation

Joe Racanelli
Vice President, Investor Relations

For more information visit www.ElectraBMC.com or contact:

info@ElectraBMC.com
+1.416.900.3891

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.